Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION
TO ACQUIRE 13 TANKERS
FOR $457.7 MILLION
Transaction Highlights Include:
•	11 product tankers and two chemical tankers

•	Options to purchase two additional product tankers for $40.5 million per vessel (15 vessels in total)

•	Vessel prices near inflation-adjusted historical low

•	Excellent market opportunity and focused business strategy

•	Attractive debt financing
•	73% debt financing ($334.3 million)

•	Favorable interest margin, amortization and covenants

•	No significant near term maturities
•	Significant cash available for future acquisitions
•	Platform for consolidating fragmented tanker sector
•	Benefits from relationship with Navios Holdings include:
•	Transaction backstop

•	Right of first refusal for tanker vessels

•	Network of relationships and proprietary deal flow
•	$60 million share purchase program to be funded by Navios Holdings and an affiliate of Angeliki Frangou
PIRAEUS, Greece, April 8, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today that it has signed a definitive agreement pursuant to which it will acquire a 13-vessel fleet, comprised of 11 product tankers and two chemical tankers. The aggregate purchase price is $457.7 million, of which $123.4 million will be paid from existing cash and $334.3 million from debt financing. Navios Acquisition will also have options to purchase two additional product tankers for $40.5 million per vessel.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “We are pleased to announce this transaction; Navios Acquisition will be a platform for building a world-leading operator of modern, high-quality product and chemical tankers. We are excited about building another company in the shipping sector and believe that the attractive market dynamics make this an ideal opportunity for leveraging our global network of relationships and world-class skills developed in building Navios Holdings into one of the preeminent dry bulk shipping companies.”
Ms. Frangou continued, “We have successfully built shipping companies before. Since taking control of Navios Holdings in August of 2005, we grew the fleet from six owned and 22 chartered-in vessels, representing 1.8 million dwt, to 32 owned and 27 chartered-in vessels, representing 6.4 million dwt. We thus grew Navios Holding’s fleet by 256%, in dwt. In addition, in 2007 Navios Holdings launched Navios Partners on the New York Stock Exchange, and Navios Partners currently has a fleet of 13 vessels. In total, the Navios group now controls 72 dry bulk vessels, with an aggregate of 7.5 million dwt, representing 317% fleet growth by dwt. Today, the Navios group has a combined current enterprise value of $3.0 billion as compared to Navios Holdings’ enterprise value in August 2005 of $0.6 billion, representing 414% growth. We aim to replicate these achievements in the tanker sector through Navios Acquisition.”
Transaction Overview
The purchase price for the 13 vessels is payable in multiple installments. The initial installment of $191.8 million will be paid on or about the closing of the transaction, of which $30.1 million will be paid from Navios Acquisition’s existing cash and $161.7 million from debt financing. The $265.9 million balance will be paid using $93.3 million of available cash and $172.6 million of debt financing. These amounts will be paid in installments as vessels are constructed and delivered. The $334.4 million of acquisition debt financing consists of three term loans aggregating to $277.0 million and a $57.3 million revolving credit facility.
After payment of the initial installment, deferred underwriter’s fees of approximately $8.9 million and estimated transaction expenses of approximately $1.6 million, Navios Acquisition will have approximately $208.3 million of cash, if no investors exercise conversion rights, and $108.0 million of cash, if approximately 39.99% of investors exercise conversion rights, leaving Navios Acquisition with significant available cash for future acquisitions.
This transaction was structured as a sale by Navios Holdings to Navios Acquisition solely to accommodate Navios Acquisition. Navios Holdings is providing certainty to the transaction while Navios Acquisition seeks consent of its stockholders. Navios Holdings is not receiving any extra benefits by virtue of being the seller in the transaction.
NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF NAVIOS ACQUISITION’S STOCKHOLDERS DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION FOR ITS OWN ACCOUNT.
Attractive Debt Financing

Navios Acquisition believes that its relationship with Navios Holdings will enable it to access favorable debt financing, as evidenced by the contemplated debt financing, which contain the following features:
Advance Rate: 73% financing of the aggregate purchase price.
Interest Rate: For $334.3 million of term and revolving loans, interest margin ranging from 2.50% to 2.75% over the applicable base rate.
Term: Six years for $277.0 million of term loans; two years for the $57.3 million revolving credit facility.
Favorable Amortization:
•	For $225.0 million term loan, approximately 17-year amortization profile ($16.0 million balloon payment per vessel vs. $25.0 million loan per vessel); and

•	For $52.0 million term loan, approximately 14.5-year amortization profile ($15.24 million balloon payment per vessel vs. $26.0 million loan per vessel);
Favorable Covenants:
•	Loan to value ratio covenants (post-delivery of vessel) initially of 125% for $225.0 million of term loans.

•	Financial covenants generally inapplicable until after delivery of the vessels.

•	Ability to distribute up to 50% of net profits.

•	No negative covenants restricting the incurrence of additional debt or preventing Navios Acquisition from acquiring additional vessels.
$60 Million Share Purchase Program
Navios Holdings and an affiliate of Angeliki Frangou have agreed to acquire, through J.P. Morgan Securities Inc. or a third party, $60.0 million of Navios Acquisition’s common stock in open market or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million of common stock, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Share purchases may commence two business days after Navios Acquisition files a preliminary proxy statement with the Securities Exchange Commission and will end on the date of the special stockholders meeting. If less than $30.0 million is spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition immediately before consummating the vessel acquisition.
Continued Relationship with Navios Holdings
One of Navios Acquisition’s key competitive advantages is its relationship with Navios Holdings, its sponsor and principal shareholder. Navios Holdings has an established record of using its relationships with shipbuilders, banks and other key players in the shipping industry to acquire vessels. These acquisitions have been executed at favorable prices, using creative financing structures such as mandatorily convertible preferred stock, and with superior access to favorable debt financing. Navios Acquisition believes that its relationship with Navios Holdings will continue to allow favorable debt financing, charter arrangements, and access to charter party insurance. In addition, Navios Acquisition believes that Navios Holdings will continue to provide proprietary deal flow.
To facilitate Navios Acquisition’s growth, Navios Holdings has provided Navios Acquisition a right of first refusal for the purchase of all tanker vessels, including product and chemical tankers. In addition, Navios Acquisition will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide commercial and technical ship management services to Navios Acquisition.
Board / Management
Ms. Angeliki Frangou stated, “To help execute our growth strategy, we are assembling a Board of Directors and senior management team that has extensive experience in shipping and tanker sector. I will continue to serve as Chairman and Chief Executive Officer, and Ted Petrone will continue to serve as President and board member. We have also appointed Leonidas Korres, previously our SVP for Business Development, as Chief Financial Officer. I am also pleased to announce that Rex Harrington, who formerly served on the boards of Navios Holdings, Dampskibsselskabet TORM, Clarksons PLC and Lloyd’s Register, will join our board of directors. We look forward to leveraging our combined operating and transaction experience to grow Navios Acquisition into a world-leading operator of modern, high-quality product and chemical tankers.”
Market Opportunity and Business Strategy
Reasons for Entering Product and Chemical Tanker Sectors
Navios Acquisition believes that the product and chemical tanker sectors are both fundamentally attractive because of the current opportunity to acquire tankers near their inflation adjusted historical low prices. According to industry sources, product tanker values have declined significantly from the recent peak in 2008, with new build tankers (50,000 dwt vessels) declining from an average of $52.1 million in 2008 to $34.5 million in 2010. Chemical tanker prices are also near their inflation adjusted historical low, with new build tankers (25,000 dwt vessels) declining to an average of $42.0 million in 2010.
The recent decade’s growth in demand and macroeconomic drivers suggest continued increase in demand as the global recession eases. During the period 2000-2009, demand for transporting refined petroleum products increased by approximately 8.6% annually. Demand for transporting bulk liquid chemicals increased during this same period by approximately 5.7% annually. Emerging markets were significant demand drivers and are expected to continue as emerging markets, particularly Asia and the Middle East, build additional refinery capacity. Moreover, as the global economies exit the recession, countries of the Organization for Economic Co-operation and Development will likely create significant additional demand for tanker services.
Ms. Frangou stated, “We believe that the market opportunity, which stresses environmental safety and quality of operations, highlights our operating strengths. Furthermore, the recent financial crisis and related developments in the product and chemical tanker sectors have continued to affect adversely the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours.”
Focused Business Strategy
Navios Acquisition’s business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Navios Acquisition’s principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. Navios Acquisition will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and safety of crews, vessels and environment. Navios Acquisition is committed to creating long-term shareholder value by executing on a growth strategy designed to maximize returns in all economic cycles. Navios Acquisition believes the 13 vessel fleet acquisition will be the first step to it becoming a leader in the product and chemical tanker sectors.
Navios Acquisition’s business strategy will be to:
•	Capitalize on near-historic low inflation-adjusted vessel prices in building a fleet of high quality, modern, double-hulled vessels;

•	Strategically manage sector exposure in product and chemical tankers;

•	Maintain an optimum charter mix;

•	Maintain a strong balance sheet and flexible capital structure;

•	Implement and sustain a competitive cost structure; and

•	Leverage deal flow, operating experience, brand name, global network of relationships and risk management expertise of Navios Holdings.
Fleet Information
Information concerning the 15 vessels that are part of the vessel acquisition (including the vessels subject to the two options) is presented below:

Type	DWT	Delivery Date(1)	Purchase Price
LR1 Product Tanker	74,671	May 2010	$43.5 million
LR1 Product Tanker	74,671	May 2010	$43.5 million

Type	DWT	Delivery Date(1)		Purchase Price
Chemical Tanker	25,000	9/30/2010		$28.7 million
Chemical Tanker	25,000	11/30/2010		$28.7 million
LR1 Product Tanker	75,000	Q4 2011		$40.0 million
LR1 Product Tanker	75,000	Q4 2011		$40.0 million
MR2 Product Tanker	50,000	Q1 2012		$33.6 million
MR2 Product Tanker	50,000	Q2 2012		$33.6 million
MR2 Product Tanker	50,000	Q3 2012		$33.6 million
MR2 Product Tanker	50,000	Q3 2012		$33.6 million
MR2 Product Tanker	50,000	Q4 2012		$32.9 million
MR2 Product Tanker	50,000	Q4 2012		$32.9 million
MR2 Product Tanker	50,000	Q4 2012		$32.9 million

options

LR1 Product Tanker	75,000	Q4 2012	(2)	$40.5 million(2)
LR1 Product Tanker	75,000	Q4 2012	(2)	$40.5 million(2)

(1)	Estimated.

(2)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel which expires in November 2010.
Record Date and Date, Time and Place of Special Meeting
The board of directors of Navios Acquisition has fixed April 26, 2010 as the record date for determining stockholders entitled to receive notice of, and, to vote at, the special meeting. Only the holders of record of Navios Acquisition’s common stock as of such date are entitled to have their votes counted at the special meeting.
It is anticipated that the special meeting will be held in late May 2010. Navios Acquisition will provide notice of the special meeting to the holders of record.
Additional Information
This press release is not a solicitation to vote and further information about the transaction and related information can be found in the Company’s filings with the Securities and Exchange Commission, including a Preliminary Proxy regarding the transaction under cover of a Report on Form 6-K to be filed.
About Navios Acquisition Corporation
Navios Maritime Acquisition Corporation is a publicly traded Special Purpose Acquisition Corporation (SPAC) formed under the laws of the Marshall Islands. Navios Acquisition serves as a vehicle for acquisition through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries.
If the vessel acquisition is approved and completed, Navios Acquisition will have a fleet of 13 tankers, consisting of 11 product tankers and two chemical tankers, plus options to purchase two additional product tankers. Following the vessel acquisition, Navios Acquisition’s business strategy is to become a world-leading operator and charterer of modern, high-quality product and chemical tankers. Navios Acquisition’s principal focus going forward is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.
Passive Foreign Investment Company Status
Navios Acquisition was treated as a passive foreign investment company (“PFIC”) for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. For more information on PFIC issues, please see Navios Acquisition’s website at http://navios.com/AcquisitionCorporation.asp.
Investor Relations Contact:
Contacts
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com
Risks and Uncertainties; Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in Navios Acquisition’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. Navios Acquisition assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.